UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
Commission File Number 001-34609
CHINA HYDROELECTRIC CORPORATION
(Exact name of registrant as specified in its charter)
25B, New Poly Plaza, No. 1 North
Chaoyangmen Street
Dongcheng District, Beijing
People’s Republic of China 100010
Tel: (86-10) 6492-8483

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F: ☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      N/A

CHINA HYDROELECTRIC CORPORATION
FORM 6-K
     China Hydroelectric Corporation is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Press release dated November 10, 2010

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA HYDROELECTRIC CORPORATION
By:	/s/ “James” Tie Li
“James” Tie Li, Chief Financial Officer and Exectuvie Vice President

Date: November 10, 2010

Exhibit 99.1
China Hydroelectric Corporation Announces Third Quarter 2010 Results
— GAAP earnings of $0.03 per ADS
— Non-GAAP earnings of $0.06 per ADS
— Revenue increased by 42% compared to the third quarter of 2009
— Installed capacity increased by 62.9 MW during the third quarter of 2010
NEW YORK, Nov. 10, 2010 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHC.WS) (“China Hydroelectric” or “the Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced its financial results for the third quarter and the first nine months ended September 30, 2010.
The Company completed three acquisitions of four operating hydroelectric power projects with an aggregate of 116.8 MW of installed capacity during the first nine months of 2010. As of September 30, 2010, the Company’s installed capacity was 493.4 megawatts (“MW”) as compared to 376.6 MW as of September 30, 2009. Comparing the Company’s results of operations from one period to another and its financial condition at the end of two comparable periods may be difficult due to the impact of those newly acquired hydroelectric power projects.
Third Quarter 2010 Financial and Operating Highlights
•	As of the end of the third quarter of 2010, aggregate installed capacity was 493.4 MW, representing an increase of 116.8 MW, or 31%, from the end of the third quarter of 2009, as well as an increase of 62.9 MW, or 15%, from the end of second quarter of 2010. This increase was primarily due to the acquisition of the following projects: the Husahe project (18.7 MW, acquired April 2010); the Minrui projects (54.1 MW) consisting of Aluhe (10.0 MW, acquired June 2010), Zilenghe (25.2 MW, acquired June 2010), and Latudi (18.9 MW, acquired August 2010); and the Xiaopengzu project (44 MW, acquired September 2010).

•	Revenue increased by 42% to $18.4 million for the third quarter of 2010 compared to $13.0 million for the third quarter of 2009.

•	Gross profit increased by 41% to $12.0 million in the third quarter of 2010 compared to $8.5 million for the third quarter of 2009. Gross margin remained at 65% for the third quarter of 2010, the same as the third quarter of 2009.

•	Operating income increased by 17% to $7.4 million in the third quarter of 2010 compared to $6.3 million in the third quarter of 2009.

•	Adjusted EBITDA (see the table entitled “Adjusted EBITDA to Net Income Reconciliation” for detailed information) increased by 30% to $12.7 million for the third quarter of 2010 compared to $9.8 million for the third quarter of 2009. Adjusted EBITDA margin was 69% for the third quarter of 2010 compared to 76% for the same period in 2009.

•	GAAP net income attributable to ordinary shareholders of $1.7 million, or $0.03 per American Depository Share (“ADS”) (each representing three ordinary shares) for the third quarter of 2010 compared to GAAP net loss attributable to ordinary shareholders of $7.5 million for the same period in 2009. Net loss attributable to ordinary shareholders in the third quarter of 2009 was impacted by a non-cash charge of $8.8 million in cumulative dividends on the redeemable preferred shares outstanding in that period that were converted into ordinary shares at the time of the Company’s IPO in January 2010.

•	Non-GAAP net income (see the table entitled “GAAP Net Income (loss) to Non-GAAP Net Income (loss) Reconciliation” for detailed information) of $3.0 million, or $0.06 per ADS for the third quarter of 2010 compared to $1.5 million for the same period in 2009.
Nine Months Ended September 30 2010 Financial and Operating Highlights
•	Increased aggregate installed capacity by 116.8 MW, or 31%, to 493.4 MW as of September 30, 2010 compared to 376.6 MW as of September 30, 2009, see the paragraph above.

•	Revenue increased by 86% to $56.7 million for the nine months ended September 30, 2010, compared to $30.5 million for the same period in 2009.

•	Gross profit increased by 107% to $39.2 million for the nine months ended September 30, 2010, compared to $18.9 million for the same period in 2009. Gross margin was 69% for the nine months ended September 30, 2010, compared to 62% for the same period in 2009.

•	Operating income increased by 91% to $25.4 million for the nine months ended September 30, 2010, compared to $13.3 million for the same period in 2009.

•	Adjusted EBITDA increased by 80% to $40.2 million for the nine months ended September 30, 2010, compared to $22.3 million for the same period in 2009. Adjusted EBITDA margin decreased to 71% for the nine months ended September 30, 2010 from 73% for the same period in 2009.

•	GAAP net loss attributable to ordinary shareholders was $5.9 million, or $0.13 net loss per ADS, for the nine months ended September 30, 2010, compared to a net loss of $23.4 million for the same period in 2009. Net loss attributable to ordinary shareholders for the nine months ended September 30, 2010 was impacted by non-cash charges of $3.6 million in cumulative dividends on the convertible redeemable preferred shares and $12.3 million on the beneficial conversion features triggered by the conversion of the convertible redeemable preferred shares to commons shares on IPO. Net loss attributable to ordinary shareholders for the nine months ended September 30, 2009 resulted from a non-cash charge of $24.2 million in cumulative dividends on the convertible redeemable preferred shares.

•	Non-GAAP net income of $12.7 million, or $0.27 per ADS, for the nine months ended September 30, 2010 compared to $1.5 million non-GAAP net income for the same period in 2009.
“We are pleased with the progress we continued to make in the third quarter of this year towards meeting our operational and acquisition goals for the year. The first half of 2010 saw favorable rainfall in most of our catchment areas, producing excellent runoff and a high level of reservoir storage at many of our projects. The third quarter continued to see favorable rainfall at our Fujian and Yunnan projects, while our Zhejiang projects saw slightly less than favorable rainfall. However, due to our geographic diversification, less than favorable rainfall in one region does not significantly impact our operations. However, the latter half of the year promises to be much drier than the first half.”
“In the first nine months of this year, we expanded our geographic diversification by completing three acquisitions in Yunnan province of four operating projects, with a combined installed capacity totaling 116.8 MW,” said Mr. John D. Kuhns, Chief Executive Officer and Chairman of the Board of Directors of the Company.
“For the remainder of 2010, we continue to expand our geographically diverse portfolio through the evaluation and acquisition of operational, construction and development hydroelectric projects in the PRC. We seek to continue to utilize our IPO proceeds, cash generated from operations, and funds expected to be available under the loan framework arrangement we have with the Bank of China’s Fujian Branch to further expand our asset base.”
Third Quarter 2010 Financial and Operational Results
Key Drivers of Growth in the Third Quarter 2010
•	Increase of 116.8 MW installed capacity to 493.4 MW from 376.6 MW at the beginning of 2010.

•	Electricity sold was 436.6 million kilowatt hours (“kWh”) for the third quarter of 2010 compared to 291.7 million kWh for the third quarter of 2009.

•	The average effective utilization rate was 43.8% for the third quarter of 2010 compared to

39.4% for the third quarter of 2009. Average effective utilization rate is calculated by dividing the quantity of electricity actually sold by the theoretical quantities of electricity which could be generated from the Company’s hydroelectric power projects.
Revenues
Revenues, net of value added taxes, for the third quarter of 2010 were $18.4 million, an increase of 42%, or $5.4 million from $13.0 million for the third quarter of 2009. The Company sold 436.6 million kWh for the third quarter of 2010, an increase of 50% from 291.7 million kWh for the same period in 2009. The increase in revenues is mainly due to favorable precipitation at the Company’s Fujian projects, offset by less than favorable precipitation at the Zhejiang projects, during the third quarter of 2010, and partially due to the revenue contribution from newly acquired projects since the end of the third quarter of 2009. Of the $5.4 million increase in revenue for the third quarter, $3.7 million was contributed by existing projects as of September 30, 2009 and $1.7 million was contributed by the newly acquired projects mentioned above, a total of 116.8 MW.
The effective tariff, calculated by dividing revenues, before Value Added Tax, or VAT, in RMB (Renminbi), the functional currency of the hydroelectric power projects, by the amount of electricity sold, for the third quarter of 2010 was RMB 0.30 per kWh, a decrease of 12% from RMB 0.34 per kWh in the third quarter of 2009. The decrease was caused by slightly lower revenue contribution from operating projects in Zhejiang province, a relatively high tariff region, and revenue contribution from newly acquired projects in Yunnan, a lower tariff region. Tariffs vary at the Company’s individual hydroelectric power projects, which causes effective tariffs, which are a consolidated figure, to vary based on different revenue contribution mixes.
The average effective utilization rate was 43.8% for the third quarter of 2010, compared to 39.4% for the third quarter of 2009. The higher average effective utilization rate was mainly the result of the favorable precipitation in Fujian and Yunnan provinces, offset by less than favorable precipitation in Zhejiang province in the third quarter of 2010.
Cost of Revenues
Cost of revenues for the third quarter of 2010 was $6.3 million, as compared to $4.5 million for the third quarter of 2009, primarily due to the operating assets the Company has acquired since the end of the third quarter of 2009. Cost of revenues as a percentage of revenues decreased to 34% for the third quarter of 2010, from 35% for the same period in 2009, as a result of higher revenue contribution from the projects in Fujian and Yunnan provinces in the third quarter of 2010.
Higher costs were also associated with increased power generation and labor costs associated with the previously mentioned acquisitions.
Gross Profit and Margin
Gross profit was $12.0 million for the third quarter of 2010, an increase of $3.5 million, or 41%, from $8.5 million for the same period in 2009. This increase was due to higher revenues from the Company’s operating projects and from the newly acquired operating projects. Of the $3.5 million increase in gross profit, $2.4 million was contributed by existing projects as of September 30, 2009 and $1.1 million was contributed by the newly acquired projects mentioned above. Gross margin of 65% for the third quarter of 2010 remained unchanged, compared with the same period in 2009.
General and Administrative Expenses
General and administrative expenses (“G&A expenses”) for the third quarter of 2010 were $4.6 million, or 25% of revenues, compared to $2.2 million, or 17% of revenues for the third quarter of 2009. The G&A expenses in the third quarter of 2010 included an employee stock-based compensation expense of $1.0 million, compared to $0.1 million in the same period in 2009. The increase in G&A expenses was also due to acquisition costs and higher professional fees associated with being a public company.
Adjusted EBITDA and EBITDA Margin
Adjusted EBITDA was $12.7 million for the third quarter of 2010, an increase of 30%, or $2.9 million, over $9.8 million for the third quarter of 2009. Adjusted EBITDA margin decreased to 69% for the third quarter of 2010 from 76% for the same period in 2009.
Interest Expenses
Interest expenses for the third quarter of 2010 were $4.3 million, or 23% of revenues, compared to $3.9 million, or 30% of revenues for the same period in 2009. The increase was the result of additional borrowing since the fourth quarter of 2009.

GAAP and Non-GAAP Net Income
As a result of the factors discussed above, net income attributable to ordinary and preferred shareholders, was $1.7 million in the third quarter of 2010, compared to $1.3 million in the comparable period in 2009. Net income attributable to ordinary shareholders (or “GAAP net income attributable to ordinary shareholders”) was $1.7 million, or $0.03 per ADS, for the third quarter of 2010 compared to a GAAP net loss attributable to ordinary shareholders of $7.5 million, for the third quarter of 2009.
Non-GAAP net income was $3.0 million, or $0.06 per ADS, for the third quarter of 2010 compared to $1.5 million, or $0.01 per ordinary share, for the third quarter of 2009. For reconciliation between GAAP and non-GAAP earnings, see the table entitled “GAAP Net Income (loss) to Non-GAAP Net Income Reconciliation.”
Weighted average American depository shares used in the earnings per share calculation was 51.1 million ADS, representing 153.3 million ordinary shares, for the third quarter of 2010 and 121.8 million ordinary shares for the third quarter of 2009.
Nine Months Ended September 30 2010 Financial and Operational Results
Key Drivers of Growth in the First Nine Months of 2010
•	Increase of 116.8 MW of installed capacity to 493.4 MW in the nine months ended September 30, 2010.

•	Electricity sold was 1,234.0 million kWh for the nine months ended September 30, 2010 compared to 667.4 million kWh for the nine months ended September 30, 2009.

•	The average effective utilization rate was 46.2% for the nine months ended September 30, 2010 compared to 35.9% for the nine months ended September 30, 2009.
Revenues
Revenues, net of value added taxes, were $56.7 million for the nine months ended September 30, 2010, an increase of 86%, or $26.2 million, compared to $30.5 million for the same period in 2009. The Company sold 1,234.0 million kWh for the nine months ended September 30, 2010, an increase of 85% from 667.4 million kWh for the same period in 2009. The increase in revenues is mainly due to favorable precipitation at the Company’s operating projects in the Fujian and Zhejiang provinces in the first half of 2010 and partially due to increased operating capacity as a result of acquisitions. Of the $26.2 million increase in revenues, $24.2 million was contributed by existing projects as of September 30, 2009, and $2.0 million was contributed by the newly acquired projects mentioned above, a total of 116.8 MW.
The effective tariff of RMB 0.34 per kWh, for the nine months ended September 30, 2010, remained unchanged, compared to the same period ended in 2009. Tariffs vary at the Company’s individual hydroelectric power projects, which causes effective tariffs, which are a consolidated figure, to vary based on different revenue contribution mixes.
The average effective utilization rate was 46.2% for the nine months ended September 30, 2010 compared to 35.9% for the nine months ended September 30, 2009. The increase in average effective utilization rate is due to favorable precipitation in the Fujian and Zhejiang provinces in the first half of 2010 and the new acquisitions in Yunnan province.
Cost of Revenues
Cost of revenues was $17.5 million for the nine months ended September 30, 2010 compared to $11.5 million for the same period in 2009. The increase in cost of revenues was primarily due to the additional operating projects the Company acquired since the end of the third quarter of 2009. Cost of revenues as a percentage of revenues decreased to 31% for the first nine months ended September 30, 2010 from 38% for the same period in 2009, mainly as a result of higher revenue contribution from the Fujian and Zhejiang projects in the first half of 2010.
Gross Profit and Margin
Gross profit was $39.2 million for the nine months ended September 30, 2010; an increase of $20.3 million, or 107%, from $18.9 million for the same period in 2009 due to higher revenues from the Company’s operating projects and from the newly acquired operating projects. Of the $20.3 million increase in gross profit, $19.1 million was contributed by existing projects as of September 30, 2009 and $1.2 million was contributed by the newly acquired projects mentioned above. Gross margin increased to 69% for the nine months ended September 30, 2010 from 62% for the same period in 2009. The gross margin increase is due to the higher revenue contribution as a result of favorable precipitation at the Company’s Fujian and Zhejiang projects in the first half of 2010.
General and Administrative Expenses
The Company’s general and administrative expenses (“G&A expenses”) were $13.8 million for the nine months ended September 30, 2010, or 24% of revenues, compared to $5.7 million, or 19% of revenues, for the same period in 2009. The G&A expenses in the first nine months of 2010 included an employee stock-based compensation expense of $2.6 million, compared to $0.3 million in the same period in 2009. The increase in G&A expenses was also due to acquisition costs for new projects as well as higher professional fees associated with being a public company.
Adjusted EBITDA and EBITDA Margin
Adjusted EBITDA was $40.2 million for the nine months ended September 30, 2010, an increase of 80%, or $17.9 million, compared to $22.3 million for the same period in 2009. Adjusted EBITDA margin decreased to 71% for the nine months ended September 30, 2010 from 73% in the same period in 2009.
Interest Expenses
Interest expenses for the nine months ended September 30, 2010 were $11.6 million or 20% of revenues compared to $10.2 million or 34% of revenues for the same period in 2009. The increase was the result of additional borrowings since the fourth quarter of 2009.
GAAP and Non-GAAP Net Income
As a result of the factors discussed above, net income attributable to ordinary and preferred shareholders, was $9.9 million in the first nine months of 2010, compared to of $0.8 million in the comparable period in 2009. Net loss attributable to ordinary shareholders (or “GAAP net loss attributable to ordinary shareholders”) was $5.9 million, or $0.13 net loss per ADS, for the nine months ended September 30, 2010, which included cumulative dividends on convertible redeemable preferred shares of $3.6 million and the beneficial conversion features on such shares of $12.3 million that occurred upon the consummation of the Company’s IPO in the first quarter of 2010, compared to a GAAP net loss attributable to ordinary shareholders of $23.4 million for the same period in 2009, which included a $24.2 million cumulative dividend on convertible redeemable preferred shares.
Non-GAAP net income was $12.7 million, or $0.27 per ADS for the nine months ended September 30, 2010 compared to $1.5 million, or $0.01 per ordinary share, for the same period in 2009. For a complete reconciliation between GAAP and non-GAAP earnings, see the table entitled “GAAP Net Income (loss) to Non-GAAP Net Income Reconciliation.”
Weighted average American depository shares used in the earnings per share calculation was 46.6 million ADS, representing 139.9 million ordinary shares, for the nine months ended September 30, 2010 and 116.6 million ordinary shares for the same period in 2009.
Business Outlook for Full Year 2010
Although Yunnan and Fujian continued to experience favorable rainfall during the third quarter of 2010, less than favorable rainfall was realized in Zhejiang as a result of fewer than normal impacting typhoons. However, the impact that fourth quarter results will have on the Company’s full year results remains uncertain at this time.
In addition to our 493.4 MW capacity as of September 30, 2010, as of today, we have signed definitive agreements to acquire the first five of seven Taiyu Projects, totaling 55.4 MW, as well as the Dazhaihe project, a 15 MW facility in Yunnan. Consummation of these two acquisitions is expected to be completed in November of 2010. Due to the length of bank financing processes, the remaining 44 MW to complete our overall 607.8 MW post IPO capacity target will likely be delayed until December 2010 or possibly the first quarter of 2011.
Non-GAAP Net Income Figures
Non-GAAP net income for the third quarter of 2010, the third quarter of 2009, the first nine months of 2010 and the first nine months of 2009 excludes the following non-cash charges: stock-based compensation expenses; non-cash dividends and conversion features on convertible redeemable preferred shares; exchange gains or losses; and, the change in fair value of derivative financial liabilities and warrant liability. A reconciliation of GAAP and non-GAAP items is provided in the table entitled “GAAP Net Income (loss) to Non-GAAP Net Income Reconciliation.”

Adjusted EBITDA to Net Income Reconciliation
Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization and excluding certain non-cash charges, including: stock-based compensation expenses, exchange losses, change in fair value of derivative financial liabilities and warrant liability. For further details, see the table entitled “Adjusted EBITDA to Net Income Reconciliation.”
Comparability
As the Company continues to complete acquisitions of hydroelectric power projects certain additional hydroelectric power projects during the first nine months of 2010, comparability of the Company’s results of operations from one period to another and its financial condition at the end of two comparable periods may be difficult due to the impact of those newly acquired or commissioned hydroelectric power projects.
The 2009 GAAP net income (loss) per share — basic and diluted — and weighted average common shares — basic and diluted — on the table entitled “Unaudited Condensed Consolidated Statement of Operations” and “GAAP Net Income (Loss) to Non-GAAP Net Income Reconciliation” are based on the assumption that all preferred shares were converted into ordinary shares for the purpose of providing investors with meaningful supplement and comparative information.
Currency Conversion
Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.829 to US $1.00, the Bank of China Middle Rate as of September 30, 2009 and RMB 6.7011 to US $1.00, the Bank of China Middle rate of September 30, 2010. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.
Conference Call
China Hydroelectric will host a conference call at 6:00 am (Pacific) /9:00 am (Eastern) / 10:00 pm (Beijing/Hong Kong) on Thursday, November 11, 2010 to discuss its third quarter 2010 financial results and recent business activities. To access the live teleconference, please dial (US) +1-877-941-2324 or International + 1-480-629-9716, and enter pass code 4383391.
A replay of the conference call will be available from 12:00 pm (Eastern) on November 12, 2010 to 11:59 pm (Eastern) on November 25, 2010, by dialing (US)+1-877-870-5176 or (International) +1-858-384-5517 and entering the pass code 4383391.
About China Hydroelectric
China Hydroelectric Corporation (NYSE: CHC, CHC.WS) (“China Hydroelectric” or “the Company”) is an owner and operator of small hydroelectric power projects in the People’s Republic of China. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. China produces approximately 22% of its total energy from hydroelectric power. The Company currently owns 16 operating hydropower subsidiaries in China with total installed capacity of 493.4 MW. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. www.chinahydroelectric.com
Cautionary Note Regarding Forward-looking Statements
Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-

control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting the Company’s operations that are set forth in the Company’s Prospectus dated January 25, 2010 and filed with the Securities and Exchange Commission (the “SEC”) and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Notes to Unaudited Financial Information
This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this unaudited financial information.
About Non-GAAP Financial Measures
To supplement China Hydroelectric consolidated financial results presented in accordance with GAAP, China Hydroelectric uses non-GAAP net income (loss) and adjusted EBITDA, which are non-GAAP financial measures. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Adjusted EBITDA to Net Income Reconciliation” and “GAAP Net Income (Loss) to Non-GAAP Net Income Reconciliation” below.
China Hydroelectric believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to China Hydroelectric historical performance and liquidity. China Hydroelectric has computed its non-GAAP financial measures using methods consistent with the Company’s F-1 registration statement. We believe these non-GAAP financial measures are useful for investors because they permit greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude certain charges that have been and may continue for the foreseeable future to be significant expenses in the Company’s results of operations.
For further information, please contact:

Company:	Investor Relations:

Mary Fellows, EVP and Secretary	Scott Powell
China Hydroelectric Corporation	HC International, Inc.
Phone: +1-860-435-7000	Phone: +1-917-721-9480
Email: mfellows@chinahydroelectric.com	Email: scott.powell@hcinternational.net

CHINA HYDROELECTRIC CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In US$ 000’s, except for share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Revenues	18,365	13,007	56,702	30,453
Cost of revenues	(6,321)	(4,511)	(17,455)	(11,526)

Gross profit	12,044	8,496	39,247	18,927

Operating expenses
General and administrative expenses	(4,636)	(2,231)	(13,816)	(5,653)

Total operating expenses	(4,636)	(2,231)	(13,816)	(5,653)

Operating income	7,408	6,265	25,431	13,274

Interest income	275	119	1,118	444
Interest expenses	(4,308)	(3,906)	(11,619)	(10,239)
Change in fair value of derivative financial liability and warrant liability	—	(53)	365	(443)
Exchange loss	(299)	(7)	(554)	(20)
Share of gain/(loss) in an equity investee	—	5	—	(70)
Other income/(expense), net	(225)	5	175	2

Profit before income tax expenses	2,851	2,428	14,916	2,948

Income tax expenses	(1,071)	(1,073)	(4,748)	(2,167)

Consolidated net income	1,780	1,355	10,168	781

Net loss attributed to noncontrolling interest	(82)	(58)	(262)	(18)

Net income attributable to China Hydroelectric Corporation shareholders	1,698	1,297	9,906	763

Less:
Cumulative dividends on Series A convertible redeemable preferred shares	—	(5,243)	(1,989)	(13,828)
Cumulative dividends on Series B convertible redeemable preferred shares	—	(3,560)	(1,412)	(10,326)
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	(162)	—
Beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	(6,990)	—
Beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	(5,040)	—
Beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	(222)	—

Net income/(loss) attributable to ordinary shareholders	1,698	(7,506)	(5,909)	(23,391)

GAAP net income/(loss) per ADS — basic and diluted	0.03	n/a	(0.13)	n/a
GAAP net income/(loss) per share — basic and diluted	0.01	0.01	(0.04)	0.01

Weighted average American depository shares — basic and diluted	51,098,505	n/a	46,623,104	n/a
Weighted average ordinary shares — basic and diluted	153,295,516	121,821,776	139,869,311	116,635,592

CHINA HYDROELECTRIC CORPORATION
GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME RECONCILIATION
(In US $ 000’s)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Net income/(loss) attributable to ordinary shareholders	1,698	(7,506)	(5,909)	(23,391)
Non-GAAP Adjustments:
Non-cash cumulative dividends on convertible redeemable preferred shares (1)	—	8,803	3,563	24,154
Non-cash beneficial conversion feature on convertible redeemable preferred shares (1)	—	—	12,252	—
Stock-based compensation expense (2)	991	131	2,597	311
Exchange losses	299	7	554	20
Change in fair value of derivative financial liabilities and warrant liability	—	53	(365)	443
Non-GAAP net income	2,988	1,488	12,692	1,537
Non-GAAP net income per ADS — basic and diluted (3)	0.06	n/a	0.27	n/a
Non-GAAP net income per ordinary share — basic and diluted	0.02	0.01	0.09	0.01
Weighted average American depository shares — basic and diluted	51,098,505	n/a	46,623,104	n/a
Weighted average ordinary shares — basic and diluted	153,295,516	121,821,776	139,869,311	116,635,592

(1) Non-cash equity charges
Cumulative dividends on Series A convertible redeemable preferred shares	—	5,243	1,989	13,828
Cumulative dividends on Series B convertible redeemable preferred shares	—	3,560	1,412	10,326
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	162	—
Beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	6,990	—
Beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	5,040	—
Beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	222	—
Total	—	8,803	15,815	24,154
(2) Stock-Based Compensation Related Items: We provide non-GAAP information relative to our expense for stock-based compensation. We include stock-based compensation expense in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation — Stock Compensation (“FASB ASC Topic 718”). Because of varying available valuation methodologies, subjective assumptions and the variety of award types, which affect the calculations of stock-based compensation, we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies. Stock-based compensation is very different from other forms of compensation. The expense associated with granting an employee a stock option is spread over multiple years unlike other compensation expenses which are more proximate to the time of award or payment. For example, we may recognize expense on a stock option in a year in which the stock option is significantly underwater and typically would not be exercised or would not generate any compensation for the employee. The expense associated with an award of a stock option for 1,000 shares of stock by us in one quarter, for example may have a very different expense than an award of an identical number of shares in a different quarter. Further, the expense recognized by us for such an option may be very different than the expense recognized by other companies for the award of a comparable option. This makes it difficult to assess our operating performance relative to our competitors. Because of these unique characteristics of stock-based compensation, management excludes these expenses when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.
(3) The Company’s American depository shares (“ADS”) convert to ordinary shares at a rate of one ADS to three ordinary shares.

CHINA HYDROELECTRIC CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In US $ 000’s)

	As of September 30,	As of December 31,
	2010	2009
	(unaudited)	(audited)
ASSETS
Current Assets:
Cash and cash equivalents	41,826	31,618
Accounts receivable	8,501	8,434
Deferred tax assets	1,204	489
Prepayments and other current assets	6,669	4,582

Total current assets	58,200	45,123

Non-current Assets:
Deferred initial public offering costs	—	12,774
Property, plant and equipment, net	550,576	423,200
Intangible assets, net	4,953	4,513
Goodwill	125,806	107,824
Deferred tax assets	1,919	1,231
Other non-current assets	526	399

Total non-current assets	683,780	549,941

TOTAL ASSETS	741,980	595,064

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	2,508	1,305
Short-term loans	1,940	7,098
Current portion of long-term loans	50,029	56,809
Warrant liability	—	14,333
Amounts due to related parties	246	242
Accrued expenses and other current liabilities	28,316	22,704
Deferred tax liabilities	1	1

Total current liabilities	83,040	102,492

Non-current Liabilities:
Long term loans	224,135	172,469
Deferred tax liabilities	20,908	18,805
Other non-current liabilities	138	104

Subtotal of non-current liabilities	245,181	191,378

TOTAL LIABILITIES	328,221	293,870

Convertible redeemable preferred shares
Series A (par value US$0.001 per share; 2,500,000 shares authorized; 152,193 shares issued and outstanding as of December 31, 2009)	—	184,541
Series B (par value US$0.001 per share; 2,500,000 shares authorized; 129,000 shares issued and outstanding as of December 31, 2009)	—	148,943
Series C (par value US$0.001 per share; 1,000,000 shares authorized; nil and 20,000 shares issued and outstanding as of December 31, 2009)	—	20,356
Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 130,000,000 and 400,000,000 shares authorized as of December 31, 2009 and September 30, 2010, respectively; 15,541,666 and 153,295,516 shares issued and outstanding as of December 31, 2009 and September 30, 2010, respectively)	153	16
Additional paid in capital	494,635	36,251
Accumulated other comprehensive income	18,262	11,065
Accumulated deficit	(106,674)	(100,767)

Total China Hydroelectric Corporation Shareholders’ equity/(deficit)	406,376	(53,435)
Noncontrolling interests	7,383	789

Equity (deficit) attributable to equity holders of the Company	413,759	(52,646)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	741,980	595,064

CHINA HYDROELECTRIC CORPORATION
ADJUSTED EBITDA TO NET INCOME RECONCILIATION

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
Net income available to China Hydroelectric Corporation shareholders	1,698	1,297	9,906	763
Interest expenses, net	4,033	3,787	10,501	9,795
Other non cash charges, including exchange loss, change in fair value of derivative financial liabilities and warrant liability, and stock-based compensation	1,290	191	2,786	774
Income tax expenses	1,071	1,073	4,748	2,167
Depreciation of property, plant and equipment and amortization of intangible assets	4,571	3,487	12,268	8,752

EBITDA, as adjusted	12,663	9,835	40,209	22,251

EBITDA margin, as adjusted	69%	76%	71%	73%
Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain non-cash charges including exchange loss, change in fair value of derivatives financial liabilities and warrant liability, and stock-based compensation. We believe that EBITDA is widely used by other companies in the power industry and may be useful to investors as a measure of the Company’s financial performance. Given the significant investments that we have made in net property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. We believe that EBITDA will provide a useful tool for comparability between periods because it eliminates depreciation and amortization expenses attributable to capital expenditures and business acquisitions. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.
CONTACT: Company: Mary Fellows, EVP and Secretary, China Hydroelectric Corporation, +1-860-435-7000, mfellows@chinahydroelectric.com; or Investor Relations: Scott Powell, HC International, Inc., +1-917-721-9480, scott.powell@hcinternational.net, for China Hydroelectric Corporation